UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

BROOKFIELD PROPERTY REIT INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Class A Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

11282X 103

(CUSIP Number of Class of Securities)

Michelle Campbell
Secretary
Brookfield Property REIT Inc.
250 Vesey Street, 15th Floor
New York, New York, 10281-1023
Telephone: (212) 417-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:
Mark S. Opper, Esq.
David R. Roberts, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,000,000	$11,514.00

*Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $95,000,000 in value of class A stock, par value $0.01 per share, of Brookfield Property REIT Inc.

**The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2019, equals $121.20 per million dollars of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,514.00	Filing Party:	Brookfield Property REIT Inc.
Form or Registration No.:	Schedule TO	Date Filed:	February 11, 2019

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on February 11, 2019 (the “Original Schedule TO” and, together with this Amendment No. 1, the “Schedule TO”) by Brookfield Property REIT Inc., a Delaware corporation that has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer to purchase for cash up to $95,000,000 in value of its class A stock, par value $0.01 per share (the “Class A Stock”), at a price specified by the tendering stockholders of not greater than $21.00 nor less than $19.00 per share of Class A Stock, net to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated February 11, 2019 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed as Exhibit (A)(1)(A) and Exhibit (A)(1)(B), respectively, to the Original Schedule TO, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

The purpose of this Amendment No.1 is to amend and supplement the Original Schedule TO and Offer to Purchase, with respect to the source and amount of funds discussion included in the Offer to Purchase, in order to provide more details regarding the terms of the Credit Facility which may be used in part to fund the Offer. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule TO or the Offer. All information set forth in the Offer, including all schedules and exhibits thereto, which were previously filed with the Original Schedule TO, is hereby expressly incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. Such information amends and supplements the information previously incorporated by reference in this Schedule TO.  This Amendment No. 1 should be read in conjunction with the Original Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be amended or supplemented from time to time. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Offer.

Item 7.                                 Source and Amount of Funds or Other Consideration.

Item 7 of the Original Schedule TO is hereby amended and supplemented as follows:

(a)                                 The information set forth in the Offer to Purchase under Section 8, “Source and Amount of Funds” is incorporated herein by reference.

(b)                                 The information set forth in the Offer to Purchase under Section 8, “Source and Amount of Funds” is incorporated herein by reference.

(d)                                 The information set forth in the Offer to Purchase under Section 8, “Source and Amount of Funds” is incorporated herein by reference.

Section 8, “Source and Amount of Funds” of the Offer to Purchase is hereby amended by replacing such section in its entirety with the following:

“8.     Source and Amount of Funds

If the Offer is fully subscribed, we expect the aggregate purchase price for the shares of Class A Stock in the Offer, together with all related fees and expenses, to be approximately $95.5 million.

We intend to fund the Purchase Price for shares of Class A Stock accepted for payment pursuant to the Offer, and related fees and expenses, from available cash and/or borrowings under the Credit Facility. We had approximately $260.7 million of available cash and cash equivalents as of September 30, 2018 and approximately $1.2 billion available under the Credit Facility as of September 30, 2018. The Offer is not subject to a financing contingency and the Company does not have any alternative financing arrangements or alternative financing plans.

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The Credit Facility is governed by that certain Credit Agreement, dated as of August 24, 2018 (the “Credit Agreement”), by and among Brookfield Retail Holdings VII Sub 3 LLC, the Company, GGP Nimbus, LLC, GGP Limited Partnership LLC, the Operating Partnership, GGSI SellCo, LLC, GGPLP Real Estate 2010 Loan Pledgor Holding, LLC, GGPLPLLC 2010 Loan Pledgor Holding, LLC, GGPLP 2010 Loan Pledgor Holding, LLC, and GGPLP L.L.C. (each, a “Borrower”, and collectively, the “Borrowers”) and a syndicate of lenders, Morgan Stanley Senior Funding, Inc., as term B loan agent, and Wells Fargo Bank, National Association, as administrative agent. The Credit Agreement provides for a term A-1 loan facility in an aggregate principal amount of $900,000,000, a term A-2 loan facility in an aggregate principal amount of $2,000,000,000, a term B loan facility in an aggregate principal amount of $2,000,000,000 and a revolving credit facility (which we refer to as the Credit Facility) with an initial aggregate commitment of $1,500,000,000. The obligations of each Borrower under the Credit Agreement are guaranteed by each other Borrower and by GGP Real Estate Holding I, Inc., GGP Real Estate Holding II, Inc., General Growth Services, Inc. and GGPLP Real Estate LLC (collectively, the “Guarantors” and, together with the Borrowers, the “Loan Parties”).

The obligations of the Loan Parties under the Credit Agreement are secured on a first priority basis on substantially all assets of the Loan Parties, subject to customary exceptions and limitations, including but not limited to a prohibition on any pledges of equity that are not expressly permitted by certain contracts, including loan agreements, of subsidiaries of the Loan Parties.

The Credit Facility is scheduled to mature on August 27, 2022, with an option for the Company to extend such maturity for one additional year subject to customary conditions. The loans and commitments under the Credit Facility have no scheduled amortization payments or commitment reductions.

Proceeds of the Credit Facility are permitted to be used to finance the working capital needs and other general corporate purposes of the Loan Parties, their respective subsidiaries and their respective joint ventures, and for any other purpose not prohibited by the Credit Agreement.

Borrowings under the Credit Facility bear interest at a per annum rate equal to a “Eurodollar rate” plus a margin ranging from 2.0% to 2.5%, determined by reference to a pricing grid based upon the Company’s total net indebtedness to value ratio. As of January 31, 2019, the interest rate on borrowings under the Credit Facility was 4.75188%.

The Credit Agreement contains customary representations and warranties, affirmative covenants and negative covenants for similar secured REIT financings. The obligations of the Borrowers under the Credit Agreement may be accelerated upon customary events of default, including non-payment of principal or interest, breaches of covenants, cross-defaults to other material debt and specified bankruptcy events.

The Company has not made any plans or arrangements to finance or repay the Credit Facility prior to its maturity.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROOKFIELD PROPERTY REIT INC.

By:	/s/ Michelle Campbell
Name:	Michelle Campbell
Title:	Secretary

Date: February 25, 2019

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